SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY HELD COMPANY

FINAL SYNTHETIC VOTING MAP

Items on the agenda of the Extraordinary General Meeting held on

November 13, 2025

Resolution code	Description of the resolution	Resolution vote	Number of shares		(%) of Share Capital	(%) of the Total Number of Ordinary Shares	(%) of the Total Number of Preference Shares
			Number of Shares (Ordinary)	Number of Shares (Preferred)
1	Replacement of one (1) effective member of the Company’s Board of Directors appointed by Novonor S.A. – Under Judicial Reorganization (“Novonor”) and by NSP Investimentos S.A. – Under Judicial Reorganization (“NSP Inv.”), to complete the remaining term of office, until the Annual General Meeting that will resolve on the Company’s financial statements for the fiscal year ending on December 31, 2025.	APPROVALS	442,189,790	181,055,567	78.2%	97.9%	52.4%
		REJECTIONS	19,750	16,387,070	2.1%	0.0%	4.7%
		ABSTENTIONS	2,942	89,037	0.0%	0.0%	0.0%

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2	Amendment to article 2 of the Company's Bylaws, to improve its wording by aligning the description of the corporate purpose with the current reality of the activities performed by the Company.	APPROVALS	442,190,789	197,261,650	80.2%	97.9%	57.1%
		REJECTIONS	18,727	192,235	0.0%	0.0%	0.1%
		ABSTENTIONS	2,966	78,341	0.0%	0.0%	0.0%
3	Inclusion of a provision in the Company's Bylaws to detail the rules and procedures for the election of the Board of Directors.	APPROVALS	442,194,213	180,717,541	78.1%	97.9%	52.3%
		REJECTIONS	17,201	16,744,175	2.1%	0.0%	4.8%
		ABSTENTIONS	1,068	69,798	0.0%	0.0%	0.0%
4	Amendment to article 26 of the Company's Bylaws to: (a) update the approval thresholds of the Board of Directors; (b) authorize the Board of Directors to decide on the maintenance or monetary adjustment of such thresholds; and (c) remove from the Board of Directors’ responsibilities the selection and replacement of the independent auditors of the subsidiaries.	APPROVALS	442,187,137	197,112,441	80.2%	97.9%	57.0%
		REJECTIONS	18,202	351,213	0.0%	0.0%	0.1%
		ABSTENTIONS	7,143	68,454	0.0%	0.0%	0.0%
5	Due to the amendments resolved in items 2 to 4 above, resolve on the consolidation of the Company's Bylaws, including the renumbering of articles and paragraphs as applicable.	APPROVALS	442,190,990	197,367,398	80.2%	97.9%	57.1%
		REJECTIONS	18,326	104,633	0.0%	0.0%	0.0%
		ABSTENTIONS	3,166	60,079	0.0%	0.0%	0.0%

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.